Exhibit 99.1

IC Power Pte. Ltd., a Wholly-Owned Subsidiary of Kenon Holdings Ltd., Files Amendment No. 1 to its Registration Statement on Form F-1

For immediate release

Singapore, November 2, 2015

IC Power Pte. Ltd. (“IC Power”), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”), has filed Amendment No. 1 to its Registration Statement on Form F-1 (the “Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Amendment contains new and updated business, regulatory, operating and financial information relating to IC Power’s businesses. See “Trend Information” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Amendment for an updated discussion of material trends in IC Power’s key power generation markets.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth- oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – which will be the holding company of I.C. Power Ltd., a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the proposed transfer of I.C. Power Ltd. to IC Power and references to new information relating to IC Power’s businesses in the Amendment, including statements relating to material trends in the power generation market. These statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, including a failure to complete the transfer of I.C. Power Ltd. to IC Power, future developments in the power generation markets in which IC Power operates, and other risks and factors, including those risks set forth under the heading “Risk Factors” in the Amendment filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780; +972-54-3301100	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246